CERTIFICATE OF AMENDMENT
OF ARTICLES OF INCORPORATION
OF
SONOMA VALLEY BANCORP

Mary Dieter Smith and Suzanne Brangham certify that:

1.           They are the Executive Vice President and Secretary, respectively, of Sonoma Valley Bancorp, a California corporation.

2.           Article III of the Articles of Incorporation is amended to read in its entirety as follows:

“This corporation is authorized to issue two classes of shares of stock designated “Common Stock” and “Preferred Stock,” respectively.  The total number of shares which this corporation is authorized to issue is Twelve Million (12,000,000).  Ten Million (10,000,000) shares shall be Common Stock and Two Million (2,000,000) shares shall be Preferred Stock.

The Preferred Shares may be divided into such number of series as the board of directors may determine.  The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares, and to fix the number of shares of any series of Preferred Shares and the designation of any such series of Preferred Shares. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.”

3. The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code.  The total number of outstanding shares of the corporation is Two Million Two Hundred Eighty Seven Thousand Five Hundred Nineteen (2,287,519).  The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was more than fifty percent (50%).

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: February 12, 2009

/s/ Mary Dieter Smith                                                                                /s/ Suzanne Brangham
Mary Dieter Smith                                                                                     Suzanne Brangham
Executive Vice President                                                                          Secretary